File No. 812-____________

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”)
for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
PRINCIPAL ETMF TRUST,
PRINCIPAL MANAGEMENT CORPORATION,
and
PRINCIPAL FUNDS DISTRIBUTOR, INC.

Please send all communications regarding this Application to:

Adam U. Shaikh, Esq.
The Principal Financial Group
Des Moines, IA 50392-0300

Page 1 of 13 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 26, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

PRINCIPAL ETMF TRUST
655 9th Street
Des Moines, IA 50392

PRINCIPAL MANAGEMENT CORPORATION
655 9th Street
Des Moines, IA 50392

PRINCIPAL FUNDS DISTRIBUTOR, INC.
620 Coolidge Drive, Suite 300
Folsom, CA 95630

File No. 812-__________

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.    SUMMARY OF APPLICATION
In this application, Principal ETMF (“Trust”), Principal Management Corporation (“Adviser”), and Principal Funds Distributor, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the exchange-traded managed fund listed in Exhibit C-1 (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.
________________________
1    Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
2    All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.    APPLICANTS

A.    The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of multiple series operating as exchange-traded managed funds. The Trust will be registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.    The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is an Iowa corporation, with its principal place of business in 655 9th Street, Des Moines, IA 50392. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds. 3
Subject to the oversight and authority of the Fund’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.    The Distributor

The Distributor is a Washington corporation and a broker-dealer registered under the Securities Exchange Act of 1934 as amended, with its principal office at 620 Coolidge Drive, Suite 300, Folsom, CA 95630. The Distributor will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

________________________
3    Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.    REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:
•    With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•    With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•    With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.    NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.    PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by the Application.

Respectfully submitted,
Dated: June 26, 2015	Principal ETMF Trust /s/ Michael J. Beer By: ____________________________ Name: Michael J. Beer Title: President, Chief Executive Officer and Trustee
Dated: June 26, 2015	Principal Management Corporation /s/ Michael J. Beer By: _____________________________ Name: Michael J. Beer Title: President and Chief Executive Officer
Dated: June 26, 2015	Principal Funds Distributor, Inc. /s/ Michael J. Beer By: ____________________________ Name: Michael J. Beer Title: Executive Vice President

Exhibit Index

A. Authorizations

1. Principal ETMF Trust 2. Principal Management Corporation 3. Principal Funds Distributor, Inc.

B. Verifications

1. Principal ETMF Trust 2. Principal Management Corporation 3. Principal Funds Distributor, Inc.

C. Listing and Description of Initial Fund

1. Principal Global Value NextShares Fund.

Exhibit A-1

Authorization
Principal ETMF Trust

I, Michael J. Beer, do hereby certify that I am the President, Chief Executive Officer and sole Trustee of Principal ETMF Trust (the “Trust”) and that the following resolution was duly adopted by the Trustee of the Trust on June 5, 2015, and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of the Trust as may be designated from time to time by the Chairman or the President, with such assistance from the Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 26th day of June, 2015.

/s/ Michael J. Beer
____________________________
Michael J. Beer
President, Chief Executive Officer and Trustee
Principal ETMF Trust

Exhibit A-2

Authorization
Principal Management Corporation

I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of Principal Management Corporation and that the following resolution was duly adopted by the Board of Directors of such corporation on January 13, 1998, and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officers as may be designated, by the Chairman or the President, be and hereby authorized and directed to prepare for the corporation individually, or individually or jointly with Princor Financial Services Corporation, any registered investment company or companies for which Princor Financial Services Corporation and/or Principal Management Corporation serve as investment advisor or principal underwriter, respectively, Principal Mutual Life Insurance company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”), for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.”

IN WITNESS WHEREOF, I have executed this certificate on this 26th day of June, 2015.

/s/Patricia A. Barry
____________________________
Patricia A. Barry
Assistant Corporate Secretary
Principal Management Corporation

Exhibit A-3

Authorization
Principal Funds Distributor, Inc.

I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of Principal Funds Distributor, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation on June 5, 2015, and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officers as may be designated by the Chairman or the President, be and hereby are authorized and directed to prepare for the corporation individually, or individually or jointly with Principal Management Corporation, any registered investment company or companies for which Principal Funds Distributor, Inc. and/or Principal Management Corporation serve as principal underwriter or investment advisor, respectively, Principal Life Insurance Company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”), for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 26th day of June, 2015.

/s/ Patricia A. Barry
____________________________
Patricia A. Barry
Assistant Corporate Secretary
Principal Funds Distributor, Inc.

Exhibit B-1

Verification
Principal ETMF Trust

The undersigned states: that he has duly executed the attached Application, dated June 26, 2015, for and on behalf of Principal ETMF Trust; that he is the President, Chief Executive Officer and sole Trustee of such company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Beer
By: ____________________________
Name: Michael J. Beer
Title: President, Chief Executive Officer
and Trustee

Exhibit B-2

Verification
Principal Management Corporation
The undersigned states: that he has duly executed the attached Application, dated June 26, 2015, for and on behalf of Principal Management Corporation; that he is President and Chief Executive Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Beer
By: __________________________________
Name: Michael J. Beer
Title: President and Chief Executive Officer

Exhibit B-3

Verification
Principal Funds Distributor, Inc.

The undersigned states: that he has duly executed the attached Application, dated June 26, 2015, for and on behalf of Principal Funds Distributor, Inc.; that he is Executive Vice President of such company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Beer
By: ____________________________
Name: Michael J. Beer
Title: Executive Vice President

Exhibit C-1

Listing and Description of Initial Fund

Principal Global Value NextShares Fund. Normally invests in a diversified portfolio of stocks of companies domiciled in developed markets around the world.